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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME eKong Group Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 30 2004
THOMSON FINANCIAL

FILE NO. 82- 34653   FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 4/30/04

e-KONG Group Limited

Annual Report 2003

e-KONG

Looking ahead

Corporate Information

Board of Directors
Executive Directors
Mr. Richard John Siemens *(Chairman)*
Mr. Kuldeep Saran *(Deputy Chairman)*
Mr. Lim Shyang Guey

Non-executive Director
Mr. William Bruce Hicks

Independent Non-executive Directors
Mr. Shane Frederick Weir
Mr. Matthew Brian Rosenberg

Company Secretary
Mr. Lau Wai Ming Raymond

Auditors
Moores Rowland Mazars
Chartered Accountants
Certified Public Accountants

Legal Advisers
Deacons
Angela Wang & Co.
Conyers Dill & Pearman

Bankers
The Hongkong and Shanghai Banking Corporation Limited
Bank of China (Hong Kong) Limited
DBS Bank Limited
FirstService Bank a division of National Penn Bank

Registered Office
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

Principal Office
3805 Tower II, Lippo Centre
89 Queensway
Hong Kong
Tel: +852 2296 9700
Fax: +852 3101 0194

Stock Codes
Hong Kong Stock Exchange:	524
Ticker Symbol for ADR:	EKONY
CUSIP Reference Number:	26856N109

Website Address
www.e-kong.com

Share Registrar
Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

Hong Kong Branch Share Registrar
Secretaries Limited
G/F Bank of East Asia Harbour View Centre
56 Gloucester Road
Wanchai
Hong Kong

ADR Depositary
The Bank of New York
American Depositary Receipts
101 Barclay Street, 22nd Floor
New York, NY 10286
USA

Table of Contents

Financial Highlights

	2003 *HK$'000*	2002 *HK$'000*	% change
Turnover			
Telecommunication services			
• North America (ZONE US)	**264,997**	177,464	+49%
• Asia Pacific (ZONE Asia)	**133,131**	121,079	+10%
Others	**4,415**	18,203	-76%
	402,543	316,746	+27%
Gross Profit	**167,415**	89,760	+87%
EBITDA	**23,804**	(109,084)	
Net Loss	**(19,756)**	(186,274)	
Net Current Assets	**22,776**	3,018	+655%

Turnover (HK$'000)


400,000
200,000
0
263,896
316,746
402,543
2001
2002
2003
ZONE US
ZONE Asia
Others

Gross Profit (HK$'000) and Gross Profit as % of Turnover


200,000
100,000
0
40%
20%
0%
49,858
89,760
167,415
2001
2002
2003
Gross Profit
Gross Profit %

EBITDA (HK$'000)


0
(100,000)
(200,000)
(218,160)
(109,084)
23,804
2003

Net Loss (HK$'000)


0
(400,000)
(800,000)
(681,315)
(186,274)
(19,756)
2003

e-KONG Group's principal operating subsidiaries are in the business of providing telecommunication services. The Company is listed on the main board of the Hong Kong Stock Exchange (SEHK:524) and maintains a sponsored Level 1 ADR programme through The Bank of New York (Ticker Symbol:EKONY).

The Group's key operating business ZONE, presently operating in the United States, Hong Kong and Singapore, provides a broad range of telecommunication services utilising its web-enabled technology that offers customers a wide selection of voice and data-related services from multiple providers while empowering them with the tools to manage their telecommunication needs.

The Group's operations collectively enjoyed a successful year in 2003. Concentrating resources on the core ZONE telecommunication business has proven to be a rewarding strategy, with the Group recording increased turnover and further improvement in the operating results. The Group delivered its promise to achieve positive EBITDA for the year, despite challenging market conditions.

Having established sustainable businesses in the United States, Hong Kong and Singapore, the Group is well positioned to take advantage of growth opportunities. The respective operations have built and deployed robust technology platforms and established steady customer bases, hence each operation is in a strong position to expand within and beyond its current geographical location.

In the United States, the Group is expected to continue to grow market share by expanding its ZONE US sales and channel presence to other regions within the country. Growth is also expected from current voice related services as well as from the new range of services that ZONE US has expanded into, which include local dedicated services, managed IP-VPN and other data solutions, as well as other IP-centric offerings.

The advent of Voice over IP (VoIP) has brought about a major technological shift in the delivery of voice calls. This has opened up new opportunities for offering telephone services to the residential and some small business segments of the market who have broadband cable or DSL Internet access. There are currently over 24 million broadband households in the United States. ZONE US is keeping abreast with the latest market, technological and regulatory developments in the United States and will consider expanding into such service offerings for the residential and small business market segments based principally on customer demand and financial returns.

In Hong Kong, although economic conditions have improved, the telecom market remains highly competitive. ZONE Hong Kong has identified significant opportunities for growth in serving Hong Kong corporations with presences in Mainland China that are seeking competitive and innovative services to communicate with their counterparts in Mainland China. ZONE Hong Kong plans to meet demand by providing cost effective and reliable IP-centric alternatives.

With the passage of the Closer Economic Partnership Arrangement (CEPA) as well as China's entry to the World Trade Organisation (WTO), liberalisation of the Mainland's telecom sector will open up a huge market for Hong Kong companies. The Group is preparing for entry into the China market when the market and regulatory environment is ready and when prospects are favourable.

The Group sees good potential for ZONE Singapore to gain further market share. It will continue to introduce new innovative value-added services and maintain their high service and quality levels at competitive prices. Also as the pace of deregulation and growth intensifies in a number of countries in South-east Asia and South Asia, especially in India, the Group plans to use Singapore as its base for expansion in this region.

Looking globally, the telecom sector is in the midst of a paradigm shift as more and more open source and interoperable technologies are introduced into the market. Innovations such as Next Generation Network (NGN) solutions based on softswitch technology, common IP core infrastructure and flexible IP application protocols are offering customers greater choice to meet their communications needs, reducing geographical boundaries and bringing down the cost of providing telecommunication services. Voice, video and data communications are rapidly converging with advances in reliable integrated technologies.

IP-based developments which were initially focused on applications for wireline networks are now offering tremendous benefits for wireless operators as well. For example, as 3G networks begin to be rolled out and 2G continues to grow, efforts towards interoperability of radio interfaces and the evolution to an IP-based core network will enable operators not only to create networks that are more efficient and economical but also to deploy new and advanced voice, broadband data and video services.

As the Group continues to grow, prospects remain positive for building long-term sustainable business and delivering value to the shareholders. The Group's core competency remains the ability to bring innovative services to customers, and to do so efficiently by leveraging the best technologies and business systems available. The Group plans to aggressively explore opportunities where it can capitalise on its present technology platforms and extend beyond its existing operations. As exciting new technologies become available and as large new markets open up within geographically striking distance, the Group will continue to grow existing businesses while pursuing expansion opportunities into complementary areas of communications, including IP-centric, wireless and data services.

On behalf of the board of directors, I would like to thank our customers, shareholders, business associates and professional advisers for their support and also extend our appreciation to all employees for their hard work, dedication and commitment to the Group.



Richard John Siemens
Chairman

2 April 2004

The Group's primary business goals for 2003 were to achieve sustainable increase in turnover, to improve operational efficiency and to attain positive EBITDA for the Group. Despite the challenging market conditions during the year under review, the Group delivered all its promises. In 2003, turnover increased by 27.1%, operating cost reduced by 23.0% as compared to 2002 and positive EBITDA of HK$23.8 million for the year was achieved.

In 2003, the Group remained focused on increasing the revenue and improving the operating results of the ZONE telecommunication operations ("ZONE") in the United States, Hong Kong and Singapore.

ZONE US operation continues to increase its revenue from its voice telecommunication-related services, particularly from growth in the corporate segment. ZONE US has also expanded its range of services targeting mainly at the corporate segment, including the addition of local dedicated services, managed IP-VPN, frame relay and other data solutions; enhanced toll-free services, and other IP-centric offerings. The addition of these added services coupled with ZONE's carrier neutral value proposition has enabled ZONE US to provide enhanced value to its customers via a consultative sales process, cost savings, best-in-breed telecommunication solutions, and a higher level of customer service.

Turnover of ZONE US
(HK$ millions)


300.0
200.0
100.0
0
113.6
177.5
265.0
2001
2002
2003

ZONE Hong Kong remains competitive despite difficult market environment. ZONE has managed to establish itself as one of the key providers of IDD services to corporate customers. ZONE Hong Kong has also implemented a number of initiatives to capitalise on opportunities made available via new IP-based technologies. These technologies will enable ZONE Hong Kong to introduce new and innovative services at reduced network costs. Growth for the coming year is likely to come from serving Hong Kong corporate customers with presences in Mainland China. ZONE is confident that it can provide such customers with attractive IP-centric alternatives built around value-added and cost-saving incentives.

ZONE Singapore recorded another year of consistent revenue growth. It enjoys a growing reputation for providing reliable quality, unique web-enabled features and dependable customer service. ZONE Singapore has been successful in signing up sizable corporate customers including those from the logistics, hospitality, IT and service-related industries. In 2004, ZONE Singapore will be increasing its sales efforts and also upgrading its technology platform to provide for projected growth.

Turnover of ZONE Asia*
(HK$ millions)


150.0
100.0
50.0
0
110.6
121.1
133.1
2001
2002
2003

* *ZONE Hong Kong and ZONE Singapore*

In line with its strategic decision to focus on the ZONE telecommunication business, the Group disposed of its interest in two subsidiaries engaging in the event management business in January 2003.

In 2003, the ZONE operations have all achieved positive EBITDA and positive net cash inflow while continuing to steadily increase their respective market shares. **Looking ahead** to 2004, the Group will continue to grow its existing businesses while maintaining financial and operational vigilance. The Group will explore opportunities where it can utilise new technologies and capitalise on present technology platforms and existing customer bases to expand within and beyond its current geographical locations into other complementary telecommunication services including IP-centric, wireless and data-related services.

Results

During the year under review, the Group continued to record increasing revenue growth and improvements in operating results. The consolidated turnover increased by 27.1% to HK$402.5 million compared to HK$316.7 million for the prior year.

Operating costs reduced from HK$249.1 million in 2002 to HK$191.8 million reflecting the improvements in operating efficiencies within the Group.

Operating and Staff Costs (HK$ millions)


400.0
300.0
200.0
100.0
0
306.8
122.4
249.1
107.6
191.8
90.5
2001
2002
2003
Operating Costs
Staff Cost

Operating costs before depreciation decreased by 27.1% from HK$202.2 million in 2002 to HK$147.4 million. Staff cost decreased from HK$107.6 million in 2002 to HK$90.5 million indicating further productivity gains being achieved.

EBITDA improved by HK$132.9 million from negative HK$109.1 million for the previous year to positive HK$23.8 million for 2003.

The increase in turnover and improved operating results were due mainly to the strong full-year contribution from the core telecommunication business. Revenue from the ZONE telecommunication business increased by 33.4% to HK$398.1 million in 2003, compared to HK$298.5 million in 2002.

Turnover from ZONE US increased by 49.3% from HK$177.5 million in 2002 to HK$265.0 million in 2003. ZONE US achieved positive EBITDA for the year despite increasing competition, particularly in the residential segment of the market. Healthy growth in the corporate segment and continuing enhancements in operating efficiencies were key factors contributing to the positive EBITDA for ZONE US. ZONE US accounted for 65.8% of the total Group turnover in 2003, compared to 56.0% for the previous year.

% Turnover Contribution


ZONE Asia
33.1%
Others
1.1%
ZONE US
65.8%

ZONE Hong Kong and ZONE Singapore achieved net profit for the year and collectively recorded a 9.9% increase in the turnover from HK$121.1 million for the previous year to HK$133.1 million for 2003.

The Group's gross profit increased by 86.5% from HK$89.8 million in 2002 to HK$167.4 million. The gross profit as percentage of turnover increased from 28.3% for 2002 to 41.6% for 2003.

Operating loss for the year was HK$21.1 million compared to HK$156.0 million for the previous year. Consolidated net loss attributable to shareholders declined to HK$19.8 million from HK$186.3 million in the year of 2002.

Assets

As at 31 December 2003, the net assets of the Group amounted to HK$176.6 million compared to HK$196.4 million as at 31 December 2002. With the total number of issued ordinary shares as at 31 December 2003 of 470,894,200, the net asset value per share was HK$0.38.

Net current assets improved from HK$3.0 million as at 31 December 2002 to HK$22.8 million as at 31 December 2003. This is mainly due to the decrease in trade and other payable from HK$81.2 million to HK$58.6 million as at 31 December 2003.

Liquidity and financing

The Group relied on its internal resources to fund its operations during the year.

Cash and bank balances (excluding pledged deposits) were HK$30.9 million as at 31 December 2003 compared to HK$31.1 million in 2002. The Group's pledged deposits reduced from HK$7.7 million as at 31 December 2002 to HK$3.3 million as at 31 December 2003. The Group had no bank borrowings during the year.

As at 31 December 2003, the Group's liabilities under equipment lease financing reduced to HK$0.6 million compared to HK$7.4 million in 2002.

The Group's gearing ratio, measured on the basis of total borrowings as a percentage of net assets improved from 3.8% as at 31 December 2002 to 0.3% as at 31 December 2003.

Foreign exchange exposure

Since most of the Group's assets and liabilities, revenue and payments are denominated in Hong Kong dollars or United States dollars, the Group considers that there is no significant exposure to foreign exchange fluctuations so long as the Hong Kong-United States dollar exchange rate remains pegged.

Contingent liabilities and commitments

As at 31 December 2003, there are no material contingent liabilities and commitments.

Richard John Siemens, 59, Chairman, joined the Group in January 2000. Mr. Siemens is a key figure in the telecommunication industry, and is the chairman and a founding member of Distacom Communications Limited, and co-chairman and executive director of SUNDAY Communications Limited. Born and raised in Canada, Mr. Siemens was trained as a Chartered Accountant and came to Hong Kong in 1979. In 1984, he formed Hutchison Telephone Company Limited in partnership with Hutchison Whampoa and Motorola. Mr. Siemens, as group managing director of Hutchison Telecommunications Limited, was instrumental in the establishment of other well-known companies including AsiaSat, STAR TV and Metro Radio and Hutchison's move into the European wireless business with "Orange".

Kuldeep Saran, 52, Deputy Chairman, joined the Group in December 2001. Mr. Saran has wide experience of all aspects of telecommunications and is a leading architect of the Company's strategic development. He is also an executive director of Distacom Communications Limited and SUNDAY Communications Limited. Mr. Saran joined Distacom from Deutsche Bank where he was the head of the Asia Pacific telecoms group. Prior to that Mr. Saran was director of planning at Hutchison Telecommunications Limited responsible for the development and execution of new businesses in Europe and Asia. Before moving to Hong Kong in 1992, Mr. Saran was the country head of Motorola for India. He holds a Bachelors degree in engineering and an M.B.A.

Lim Shyang Guey, 44, was appointed as Executive Director in October 1999. Mr. Lim is responsible for executing the Group's overall corporate strategy. Prior to coming to Hong Kong, Mr. Lim had worked in New Zealand, Russia, Malaysia and Singapore mainly in the telecommunication and technology-related industries. Mr. Lim holds a Bachelor of Engineering degree and a Master of Engineering degree, both from the University of Auckland in New Zealand.

William Bruce Hicks, 42, was appointed as Non-executive Director of the Company in December 2001. He is the Group Managing Director of SUNDAY Communications Limited, a mobile telephone company based in Hong Kong. Mr. Hicks is also an Executive Director of Distacom Communications Limited, a major shareholder of SUNDAY. Prior to joining Distacom as partner in 1994, Mr. Hicks was at Hutchison Telecom in Hong Kong and Motorola Inc. in the United States. He received his B.S.E.E. degree from Michigan Technological University in 1983 and an M.B.A. from the International Management Institute in Geneva, Switzerland in 1987. Mr. Hicks, a Canadian citizen, is married with two children.

Shane Frederick Weir, 49, was appointed as Independent Non-executive Director of the Company in August 2001. Mr. Weir is a qualified solicitor and consultant with Weir & Associates, Solicitors & Notaries. Born and educated in Canada, Mr. Weir concentrates on corporate commercial tax and securities matters. He has practiced in Hong Kong since 1985 and for several years was employed in Hong Kong as an associate with Phillips & Vineberg, one of the oldest and most respected commercial law firms in North America. Mr. Weir qualified as a solicitor, barrister, and notary public in Canada and a solicitor in the United Kingdom as well as in Hong Kong.

Matthew Brian Rosenberg, 32, was appointed as Independent Non-executive Director of the Company in August 2001. Mr. Rosenberg is currently the Vice-President of International Sales and Operations for Forgent Networks. His international management experience spans over 10 years through Asia, Australia and Europe. He has successfully developed revenue-generating business models in those regions, primarily in the telecommunication and leading-edge technology sectors. He holds a Bachelor of Arts in Japanese and Spanish from the University of Amherst, Massachusetts.

The board of directors (the "Board") of the Company is pleased to present its report and the audited financial statements of the Company and its subsidiaries (collectively, the "Group") for the year ended 31 December 2003.

Principal activities

The principal activity of the Company is investment holding.

The Group's major operating subsidiaries are in the business of providing telecommunication services. The Group's ZONE telecommunication business currently has operations in United States, Hong Kong and Singapore. The Group's turnover during the financial year consisted primarily of revenue generated from these operations.

ZONE's web-enabled technology provides customers with access to a choice of different categories of telecom services and providers while empowering them with the tools to manage their telecommunications needs.

In the United States, ZONE Telecom, Inc. ("ZONE US"), a wholly-owned subsidiary of the Company, is a United States Federal Communications Commission licensed telecommunication carrier. ZONE US provides two distinct product offerings, ZoneCMS (*www.ZoneCMS.com*) and ZoneLD (*www.ZoneLD.com*), which service the corporate and residential markets respectively. ZONE US has developed a web-based interface for each segment of the market which supports management and service capabilities for its customers. Besides providing voice telecommunication-related services, ZONE US has also expanded its range of services targeting mainly at the corporate segment including the addition of local dedicated services, managed IP-VPN, frame relay, and other data solutions, enhanced toll-free, and other IP-centric offerings.

In Hong Kong, ZONE Limited ("ZONE1511"), a wholly-owned subsidiary of the Company, is licensed by the Telecommunications Authority of Hong Kong. By using a single web-enabled platform (*www.zone1511.com*), ZONE 1511 allows customers to choose the most appropriate supplier(s) from over ten international long-distance ("IDD") carriers. ZONE1511 has a range of other value-added products to complement its basic IDD service. These are integrated with the ZONE1511 customers' accounts, and include short messaging service, international call-forwarding, virtual global calling cards and fax management services. ZONE1511 has also made available a number of services using the latest IP-based technologies which mainly cater for the Hong Kong corporate customers with presences in Mainland China.

In Singapore, ZONE Telecom Pte Ltd, a wholly-owned subsidiary of the Company, is a telecommunication service provider licensed by the Infocomm Development Authority of Singapore. ZONE Singapore (*www.zone1511.com.sg*) offers a host of value-added services that help businesses improve operation efficiency.

A description of the principal activities of other principal subsidiaries is set out in note 12 to the financial statements.

Segmental information

An analysis of the Group's turnover and contribution to operating result by business and geographical segments of operations for the year ended 31 December 2003 is set out in note 25 to the financial statements.

Results and dividends

The results of the Group for the year ended 31 December 2003 are set out in the consolidated income statement on page 15.

The Board of the Company did not recommend the payment of any dividend for the year ended 31 December 2003 (2002: Nil).

Group financial summary

A summary of results, assets and liabilities of the Group for the last five financial years is set out on pages 44 and 45.

Major customers and suppliers

In the year under review, the aggregate turnover attributable to the five largest customers of the Group accounted for approximately 5.2% of the Group's total turnover for the year, and sales to the largest customer included therein amounted to approximately 1.4%.

The aggregate purchases attributable to the five largest suppliers accounted for approximately 62.2% of the Group's total purchases for the year, and purchases from the largest supplier included therein amounted to approximately 28.6%.

At no time during the year have the directors of the Company, their associates, or those shareholders which, to the knowledge of the directors of the Company, own more than 5% of the Company's share capital, had any interest in any of the five largest customers and suppliers.

Property, plant and equipment

Details of movements in the property, plant and equipment of the Company and the Group during the year are set out in note 11 to the financial statements.

Reserves

Details of movements in the reserves of the Company and the Group during the year are set out in note 20 to the financial statements.

Board of directors

The directors of the Company is committed to maintaining a high standard of corporate governance in discharging its obligations, to act in the best interest of the shareholders and to enhance long-term shareholders' value.

The Board has adopted the principles as set out in the Code of Best Practice under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") and where applicable has established various self regulatory and monitoring mechanisms to ensure that effective corporate governance is practiced.

The Board is collectively responsible for all business and affairs of the Company. Pursuant to the Company's Bye-laws, the Board has delegated the day-to-day management of the Company's business to the executive directors and focuses its attention on overall strategic matters related to policies, finance and shareholding issues.

The Board has established written policies that provide a framework and guidelines for the members so that they are able to discharge their respective duties in an efficient and consistent manner, whereby corporate governance practices of the Company are strengthened, the corporate image of the Company is improved and the confidence of the shareholders, regulators and public can be assured.

The Board meets in person at least four times a year and on occasions when a Board decision is required for major issues. Members of the Board are provided with adequate and timely information prior to the Board meetings to ensure that the directors can make informed decisions when fulfilling their responsibilities. During the year under review, as a number of directors were located in different time zones or otherwise required frequent travel, it was difficult to convene physical meetings, and in lieu thereof written resolutions of the Board together with full copy of related documents were circulated to all directors for consideration and approval. All such written resolutions were approved by all directors unanimously. The Board held four meetings in 2003 and the average attendance was 91.67%.

The directors of the Company during the year and up to the date of this report were:

Executive directors:

Mr. Richard John Siemens *(Chairman)*

Mr. Kuldeep Saran *(Deputy Chairman)*

Mr. Derrick Francis Bulawa
(resigned on 25 November 2003)

Mr. Lim Shyang Guey

Directors:

Mr. William Bruce Hicks

Mr. Shane Frederick Weir *

Mr. Matthew Brian Rosenberg *

* *Independent Non-executive Directors*

Mr. Kuldeep Saran was appointed the Managing Director of the Company with effect from 1 January 2004. Biographical details of directors of the Company are set out on page 7 under the section titled "Board of Directors".

In accordance with the Bye-law 87 of the Company's Bye-laws, Mr. Shane Frederick Weir and Mr. Matthew Brian Rosenberg shall retire by rotation at the forthcoming annual general meeting and are eligible for re-election.

Board committees

The Board has delegated certain powers, authorities and discretions to a number of Board committees consisting of such directors as it deems appropriate. Such committees act in conformity with the guidelines and regulations which are set out by the Board and in fulfilment of the purpose for which the committees were appointed.

Executive Management Committee

The Executive Management Committee comprises the executive directors. The committee is principally responsible for directing, planning, and managing the Group's businesses and operations, formulating strategies and policies for the consideration of the Board and implementing the same to best achieve the Group's overall business objectives in an effective and efficient manner.

The committee meets regularly each month to review the Group's business performance with the senior management of each operation within the Group. Ad hoc meetings are also held on an as-required basis and the committee is also engaged in frequent informal discussions.

Audit Committee

The Audit Committee was established on 29 September 1999 by the Board and comprises two Board members, both of whom are independent non-executive directors. A set of written terms of reference, which describes the authority and duties of the committee and is based on the recommendations as set out in "A Guide of Effective Audit Committees" issued by the Hong Kong Society of Accountants, was adopted by the Board and was subsequently incorporated in the policies.

The committee's principal role is to review the quality and fairness of the financial reports of the Company and considers the nature and scope of the internal and external audit reviews. It also assesses the effectiveness of the accounting and financial control systems of the Group.

The committee is granted the authority to conduct or authorise investigations into any activity within its terms of reference.

In 2003 two meetings were held and the attendance rate was 100%. The external auditors and executive officers of the Company attended to answer any questions raised. Full minutes of the committee meetings are recorded and submitted to the Board for its information and review.

The Company's external auditors carried out in the course of the statutory audit, a review of the effectiveness of the Company's material financial internal controls annually to the extent of their scope as laid out in their audit plan. Non-compliance and internal control weaknesses are noted during their audit and the auditors' recommendations are reported to the committee.

The Audit Committee has reviewed with the management and the auditors of the Company the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including a review of the draft audited financial consolidated results for the year ended 31 December 2003.

Remuneration Committee

The Remuneration Committee comprises two executive directors and an independent non-executive director.

The committee is responsible for setting the Group's remuneration structure with reference to fair and objective standards, reviewing the remuneration of the directors and to deal with such other matters relating to remuneration as directed by the Board.

Share Option Committee

The Share Option Committee comprises the Chairman and Deputy Chairman. In relation to matters concerning the grant in favour of members of the Share Option Committee, the committee comprising the independent non-executive directors is delegated by the Board to consider such grant and the terms as it considers appropriate.

The committee's principal role is to formulate, implement and administer the granting of share options to employees and eligible participants of the Group with the view of achieving the purpose of the share option schemes applicable to the Company.

The committee meets as and when required. In 2003, no share options were granted.

Directors' interests in securities

As at 31 December 2003, the directors and chief executive of the Company and their respective associates had the following interests and short positions (if any) in shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code"):

Name of director	Number of ordinary shares of HK$0.01 each held Personal interests	Corporate interests	Total interests	Percentage of issued share capital
Mr. Richard John Siemens	–	100,631,627 *(Note 1)*	100,631,627	21.4%
Mr. William Bruce Hicks	2,319,914	67,962,428 *(Note 2)*	70,282,342	14.9%
Mr. Kuldeep Saran	341,200	67,632,428 *(Note 3)*	67,973,628	14.4%
Mr. Shane Frederick Weir	10,000	–	10,000	0.0%

Notes:

1. 2,400,000 shares are beneficially owned by Siemens Enterprises Limited, a company controlled by Mr. Richard John Siemens. 98,231,627 shares are beneficially owned by Goldstone Trading Limited, a company controlled by Mr. Siemens.
2. 67,962,428 shares are beneficially owned by Great Wall Holdings Limited, a company controlled by Mr. William Bruce Hicks.
3. 67,632,428 shares are beneficially owned by Future (Holdings) Limited, a company controlled by Mr. Kuldeep Saran.

All interests disclosed above represent long position in the shares of the Company and there were no underlying shares held by the directors as at 31 December 2003.

Saved as disclosed above, as at 31 December 2003, none of the directors, chief executive or their respective associates had any interests or short positions in any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Arrangement to enable directors to acquire shares or debentures

Apart from the share option schemes that are adopted or may be adopted by the Company or any of its subsidiaries and referred to in the paragraph below titled "Share option schemes", at no time during the period was the Company or any of its subsidiaries a party to any arrangement to enable any director or chief executive of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, and neither the directors, chief executive nor any of their spouses or children under the age of 18 had any interest in, or had been granted, any right to subscribe for shares in or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO), or had exercised any such right during the period.

Directors' service contracts

The independent non-executive directors of the Company entered into service contracts with the Company for an initial one year period ended on 31 December 2002 and thereafter continued until terminated by either party giving to the other an at least one calendar month's notice in writing thereof.

As at 31 December 2003, none of the directors proposed for re-election at the forthcoming annual general meeting has a service contract with the Company or its subsidiaries which is not determinable by the Group within one year without payment of compensation other than statutory compensation.

Directors' interests in contract of significance

No contract of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Substantial shareholders

As at 31 December 2003, the following persons, other than the directors or chief executive of the Company, had interests and short positions (if any) in the shares and underlying shares of the Company as recorded in the register required to be kept by the Company pursuant to section 336 of the SFO:

Name of shareholder	Number of shares held	Percentage of interest
Goldstone Trading Limited	98,231,627*	20.9%
Great Wall Holdings Limited	67,962,428*	14.4%
Future (Holdings) Limited	67,632,428*	14.4%

* The interests herein disclosed represent the same interests as the corporate interests of Mr. Richard John Siemens (being held through Goldstone Trading Limited), Mr. William Bruce Hicks and Mr. Kuldeep Saran as disclosed in the notes to the description under the heading of "Directors' interests in securities" above.

All interests disclosed above represent long position in the shares of the Company.

Save as disclosed above, the Company has not been notified of any other persons (other than the directors or chief executive of the Company) who had any interest or short position in the shares or underlying shares of the Company as recorded in the register required to be kept by the Company pursuant to section 336 of the SFO as at 31 December 2003.

Share capital

Details of movements in the Company's share capital during the year are set out in note 18 to the financial statements.

Share option schemes

Details of share option schemes of the Company and rules and procedures for share option schemes of subsidiaries of the Company are set out in note 19 to the financial statements.

Particulars of principal subsidiaries

Particulars regarding the principal subsidiaries of the Company are set out in note 12 to the financial statements.

Liquidity

As at 31 December 2003, the Group has managed to maintain stable liquidity with cash and cash equivalents of approximately HK$34,177,000 (2002: HK$38,795,000).

Bank loans, overdrafts and other borrowings

The Group has no bank loans, overdrafts and other borrowings as at 31 December 2003. There was no interest capitalised by the Group during the year.

Retirement benefits scheme

Details of the retirement benefits schemes operated by the Group are set out in note 2 to the financial statements.

Remuneration policies and employee relations

As at 31 December 2003, the Group employed 186 (2002: 214) full-time employees in Hong Kong and overseas. The Group has maintained good relationships with its employees. None of the Group's employees is represented by a labour union.

The Group's remuneration policies are formulated on the basis of the performance and experience of individual employee and are in line with local market practices where the Group operates. The Group has established incentive bonus schemes to motivate and reward employees at all levels to achieve the Group's objectives. In addition to salary and bonus payment, the Group also offers to its employees other fringe benefits including provident fund and medical benefits. Furthermore, pursuant to the share option schemes adopted by the Company, share options may be granted to eligible employees of the Group to subscribe for shares in the Company under the terms and conditions stipulated therein.

Code of best practice

None of the directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not, throughout the year ended 31 December 2003, in compliance with the Code of Best Practice as set out in Appendix 14 to the Listing Rules, save that non-executive directors of the Company are not appointed for a fixed term, but are subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Company's Bye-laws.

Purchase, sale or redemption of the Company's listed securities

During the year, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

Pre-emptive rights

There is no provision for pre-emptive rights under the Company's Bye-laws or the laws of Bermuda although there are no restrictions against such rights under the law in Bermuda.

Auditors

The auditors of the Company Messrs. Moores Rowland merged with Messrs. Mazars on 1 October 2003 and are now practising under the name of Moores Rowland Mazars.

A resolution will be submitted to the annual general meeting to re-appoint Messrs. Moores Rowland Mazars, *Chartered Accountants, Certified Public Accountants,* as auditors of the Company.

By Order of the Board

Lau Wai Ming Raymond
Company Secretary

2 April 2004

Moores Rowland Mazars

摩斯倫・馬賽會計師事務所

To the members

e-Kong Group Limited
(incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 15 to 43 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2003 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Moores Rowland Mazars
Chartered Accountants
Certified Public Accountants

Hong Kong, 2 April 2004

mri
A member of
Moores Rowland International
an association of independent
accounting firms throughout
the world

A member firm of Mazars
MAZARS

Consolidated Income Statement

For the year ended 31 December 2003

	Note	2003 HK$'000	2002 HK$'000
Turnover	3	**402,543**	316,746
Cost of sales		**(235,128)**	(226,986)
Gross profit		**167,415**	89,760
Other revenue	3	**107**	313
Other income		**3,142**	3,039
Distribution costs		**(23,149)**	(25,428)
Business promotion and marketing expenses		**(5,106)**	(6,853)
Operating and administrative expenses		**(112,689)**	(139,661)
Other operating expenses		**(50,851)**	(77,176)
Loss from operations		**(21,131)**	(156,006)
Finance costs	5	**(157)**	(1,080)
Gain on disposal of discontinued operation	4	**532**	–
Provision for diminution in value of investment securities		–	(27,982)
Unrealised holding loss on other investments		–	(3,117)
Share of results of associates		–	1,911
Loss from ordinary activities before taxation	5	**(20,756)**	(186,274)
Taxation credit	7	**1,000**	–
Net loss attributable to shareholders	8 & 20	**(19,756)**	(186,274)
Loss per share			
Basic	9	**(HK$0.04)**	(HK$0.74)
Diluted		**N/A**	N/A
		HK$'000	*HK$'000*
EBITDA	10	**23,804**	(109,084)

Consolidated Balance Sheet

As at 31 December 2003

	Note	2003 HK$'000	2002 HK$'000
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment	11	**149,698**	190,730
Investment securities	13	**3,452**	3,452
Deferred tax assets	24	**1,000**	–
		154,150	194,182
Current assets			
Other investments		**–**	91
Trade and other receivables	14	**47,489**	51,908
Pledged deposits	15	**3,305**	7,740
Bank balances and cash		**30,872**	31,055
		81,666	90,794
Current liabilities			
Trade and other payables	16	**58,601**	81,210
Current portion of obligations under finance leases	17	**289**	6,566
		58,890	87,776
Net current assets		**22,776**	3,018
Total assets less current liabilities		**176,926**	197,200
Long-term liabilities			
Obligations under finance leases	17	**312**	830
NET ASSETS		**176,614**	196,370
CAPITAL AND RESERVES			
Issued capital	18	**4,709**	4,709
Reserves	20	**171,905**	191,661
		176,614	196,370

Approved and authorised for issue by the Board of Directors on 2 April 2004

Richard John Siemens
Director

Kuldeep Saran
Director

Balance Sheet

As at 31 December 2003

	Note	2003 HK$'000	2002 HK$'000
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment	*11*	**214**	539
Interests in subsidiaries	*12*	**167,120**	184,564
		167,334	185,103
Current assets			
Trade and other receivables	*14*	**1,220**	2,168
Pledged deposits	*15*	**2,110**	3,045
Bank balances and cash		**12,163**	16,336
		15,493	21,549
Current liabilities			
Trade and other payables	*16*	**3,320**	10,094
Net current assets		**12,173**	11,455
NET ASSETS		**179,507**	196,558
CAPITAL AND RESERVES			
Issued capital	*18*	**4,709**	4,709
Reserves	*20*	**174,798**	191,849
		179,507	196,558

Approved and authorised for issue by the Board of Directors on 2 April 2004

Richard John Siemens
Director

Kuldeep Saran
Director

Consolidated Statement of Changes in Equity

For the year ended 31 December 2003

	Share capital *HK$'000*	Share premium *HK$'000*	Exchange reserve *HK$'000*	Capital redemption reserve *HK$'000*	Contributed surplus *HK$'000*	Accumulated losses *HK$'000*	Total *HK$'000*
As at 1 January 2002	103,665	1,187,241	(7)	6	–	(933,595)	357,310
Preference shares converted to ordinary shares	(9,680)	–	–	–	–	–	(9,680)
Shares issued upon preference shares conversion	194	9,486	–	–	–	–	9,680
Reduction of nominal value of shares from HK$0.02 each to HK$0.0005 each	(91,824)	–	–	91,824	–	–	–
Capital reorganisation	–	(1,196,239)	–	(91,824)	607,462	680,601	–
Shares issued at premium on rights issue	2,354	25,899	–	–	–	–	28,253
Share issuance expenses	–	(2,926)	–	–	–	–	(2,926)
Exchange difference on translation of foreign subsidiaries	–	–	7	–	–	–	7
Net loss attributable to shareholders	–	–	–	–	–	(186,274)	(186,274)
As at 31 December 2002	4,709	23,461	–	6	607,462	(439,268)	196,370
Net loss attributable to shareholders	–	–	–	–	–	(19,756)	(19,756)
As at 31 December 2003	**4,709**	**23,461**	**–**	**6**	**607,462**	**(459,024)**	**176,614**

Consolidated Cash Flow Statement

For the year ended 31 December 2003

	Note	2003 HK$'000	2002 HK$'000
OPERATING ACTIVITIES			
Cash generated from / (used in) operations	21	**4,918**	(101,945)
Interest received		**107**	313
Interest on obligations under finance leases		**(157)**	(1,080)
Net cash generated from / (used in) operating activities		**4,868**	(102,712)
INVESTING ACTIVITIES			
Purchase of property, plant and equipment		**(6,039)**	(24,777)
Proceeds from disposal of property, plant and equipment		**1,165**	713
Proceeds from disposal of other investments		**104**	30,664
Net repayment from associates		**–**	(15)
Disposal of subsidiaries (net of cash and cash equivalents disposed)	22	**2,079**	–
Net cash (used in) / generated from investing activities		**(2,691)**	6,585
FINANCING ACTIVITIES			
Issue of shares		–	25,327
Repayment of obligations under finance leases		**(6,795)**	(8,861)
Net cash (used in) / generated from financing activities		**(6,795)**	16,466
Net decrease in cash and cash equivalents		**(4,618)**	(79,661)
Cash and cash equivalents as at 1 January		**38,795**	118,456
Cash and cash equivalents as at 31 December		**34,177**	38,795
Analysis of the balances of cash and cash equivalents			
Pledged deposits		**3,305**	7,740
Bank balances and cash		**30,872**	31,055
		34,177	38,795

1. GENERAL

The Company is incorporated in Bermuda as an exempted company with limited liability and its ordinary shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

2. PRINCIPAL ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Statements of Standard Accounting Practice ("SSAP") and Interpretations issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. A summary of the principal accounting policies adopted by the Group is set out below.

Basis of preparation

The measurement basis used in the preparation of the financial statements is historical cost.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 31 December 2003.

The results of subsidiaries acquired and disposed of during the year are accounted for from the effective dates of acquisition or up to the effective dates of disposal respectively.

All significant inter-company transactions and balances within the Group have been eliminated on consolidation.

Losses attributable to minority shareholders of partly owned subsidiaries are accounted for based on the respective equity owned by the minority shareholders. Thereafter, the Group assumes all further losses.

Subsidiaries

A subsidiary is an enterprise, in which the Group or the Company, directly or indirectly, has the power to govern the financial and operating policies so as to obtain benefits from its activities. Investments in subsidiaries in the Company's balance sheet are stated at cost less accumulated impairment losses. The carrying amount of the investment is reduced to its recoverable amount on an individual basis.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.

The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Major costs incurred in restoring assets to their normal working conditions are charged to the income statement. Improvements are capitalised and depreciated over their expected useful lives.

The gain or loss arising from the retirement or disposal of property, plant and equipment is determined as the difference between the estimated net sales proceeds and the carrying amount of the assets and is recognised as an income or expense in the income statement.

Depreciation is provided to write off the cost less accumulated impairment losses of property, plant and equipment over their estimated useful lives from the date on which they become fully operational and after taking into account of their estimated residual values, using the straight-line method at the following rates per annum:

Leasehold improvement	Over the remaining lease term
Machinery and equipment	20% – 33%
Office equipment, furniture and fittings	20% – 33%

Assets held under finance lease are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the terms of the leases.

2. PRINCIPAL ACCOUNTING POLICIES *(continued)*

Investment securities

Investment securities held on a continuing basis with an identified long-term purpose are stated at cost and subject to impairment review at each reporting date to reflect any diminution in their value, which is expected to be other than temporary. The amount of provisions is recognised in the income statement in the period in which the decline occurs.

The gain or loss on disposal of investment securities is the difference between net sales proceeds and the carrying amount of the securities and is accounted for in the period in which the disposal occurs.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible assets to determine whether there is any indication that those assets have suffered an impairment loss or impairment loss previously recognised no longer exists or may be reduced. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably.

Income in respect of telecommunication services provided to customers is recognised when the services are rendered.

Other income include mainly insurance and management consulting income, which are recognised in the period when the services are rendered.

Interest income is accrued on a time proportion basis on the principal outstanding and at the interest rate applicable.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets at the lower of the fair value of the leased asset and the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the term of the relevant lease so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

Rentals payable under operating leases are recognised as an expense on the straight-line basis over the lease terms.

Foreign currencies

Transactions in foreign currencies are translated at the approximate rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated at the approximate rates of exchange ruling at that date. Translation differences are included in the income statement.

On consolidation, the balance sheet of overseas subsidiaries denominated in currencies other than Hong Kong dollars is translated at the approximate rates of exchange ruling at the balance sheet date while the income statement is translated at average rates for the year. All exchange differences arising on consolidation are dealt with in the exchange reserve.

2. PRINCIPAL ACCOUNTING POLICIES *(continued)*

Taxation

The charge for current income tax is based on the results for the year as adjusted for items that are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided using the liability method, on all temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The deferred tax liabilities or assets are measured at the tax rates that are expected to apply to the period when the asset is recovered or liability is settled, based on the tax rates and the tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences, tax losses and credits can be utilised.

In prior years, deferred taxation was accounted for at the current tax rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the financial statements to the extent that a liability was expected to be payable in the foreseeable future. Deferred tax assets were not recognised unless their realisation was assured beyond reasonable doubt.

The adoption of revised SSAP 12 represents a change in accounting policy, which has been applied retrospectively but has no material effects on these financial statements. The comparatives presented have been restated to conform to the changed policy.

Retirement benefits schemes

Since December 2000, the Group, other than overseas subsidiaries, has operated Mandatory Provident Fund ("MPF") Schemes to provide retirement benefits for its full time permanent employees in Hong Kong. The obligations for contributions to retirement benefits schemes are recognised as expenses in the income statement as incurred. The assets of the schemes are held separately from those of the Group in independent trustees.

Under the MPF Schemes, both the Group and each eligible employees were required to contribute 5% of the employee's basic monthly income, up to a maximum of HK$1,000 (the "mandatory contributions") and they may choose to make additional contributions ("voluntary contribution"). The Group shall make the same additional contributions if the employees choose to make a voluntary contribution up to a maximum limit of HK$1,000.

Under the MPF Schemes, the employees are entitled to 100% of the employer's mandatory contributions upon their retirement at the age of 65 years old, death or total incapacity. The employees are entitled to 100% of the Group's voluntary contributions after completion of first years' service.

The overseas subsidiaries have also operated their pension schemes or similar arrangement for their employees in accordance with the statutory requirements prescribed by the relevant legal authorities.

As at the balance sheet date, the Group had no significant forfeited voluntary contributions which arose upon employees leaving the MPF Schemes and which are available to reduce the contributions payable by the Group in future years.

3. TURNOVER AND REVENUE

Turnover and revenue recognised by category are analysed as follows:

	Group	
	2003	2002
	HK$'000	*HK$'000*
Turnover		
Telecommunication services income	**398,128**	298,543
Others	**4,415**	18,203
	402,543	316,746
Other revenue		
Interest income	**107**	313
Revenue	**402,650**	317,059

4. DISCONTINUED OPERATION

In January 2003, the Group entered into a sale and purchase agreement with an independent third party to dispose of two subsidiaries at a consideration of HK$1.5 million, which resulted in a net gain on disposal of HK$532,000, after deducting the related disposal costs. The consideration of HK$1.5 million had been settled during the year.

Upon disposal of the two subsidiaries, which were engaged in the business of provision of event management services, the corporate management services segment of the Group has been discontinued since January 2003.

The turnover, results and net cash flows of the corporate management services operation for the current and previous years, which have been included in the financial statements were as follows:

	2003	2002
	HK$'000	*HK$'000*
Turnover	–	11,420
Operating costs	–	(22,990)
Loss before taxation	–	(11,570)
Taxation	–	–
Loss from ordinary activities after taxation	–	(11,570)

	2003	2002
	HK$'000	*HK$'000*
Net cash flows		
Operating activities	–	(9,304)
Investing activities	–	17
Financing activities	–	7,717
Total cash flows	–	(1,570)

The asset and liabilities of the corporate management services operation as at the balance sheet date are as follows:

	2003	2002
	HK$'000	*HK$'000*
Total assets	–	2,849
Total liabilities	–	(41,065)
Net liabilities	–	(38,216)

5. LOSS FROM ORDINARY ACTIVITIES BEFORE TAXATION

This is stated after charging / (crediting):

	Group	
	2003	2002
	HK$'000	*HK$'000*
(a) Finance costs		
Finance charges on obligations under finance leases	**157**	1,080
(b) Other items		
Auditors' remuneration	**1,214**	1,061
Bad debts written off	**3,901**	6,266
Cost of inventories and services provided	**235,128**	226,986
Depreciation of property, plant and equipment	**44,403**	46,922
(Gain) / Loss on disposal of other investments	**(13)**	13,865
(Gain) / Loss on disposal of property, plant and equipment	**(2)**	1,630
Impairment loss on property, plant and equipment included in other operating expenses	**–**	210
Operating lease charges on premises	**1,544**	2,619
Gain on disposal of subsidiaries	**(1,245)**	–
Provision for doubtful debts	**269**	1,238
Staff costs, including directors' emoluments:		
Salaries, allowances and gratuities	**87,540**	104,600
Retirement benefits schemes contributions	**2,918**	2,983

6. DIRECTORS' AND SENIOR EXECUTIVES' REMUNERATION

Directors' remuneration disclosed pursuant to section 161 of the Hong Kong Companies Ordinance is as follows:

	2003	2002
	HK$'000	*HK$'000*
Fees	**200**	200
Salaries, other emoluments, gratuities and other benefits in kind	**8,103**	6,842
Retirement benefits schemes contributions	**72**	70
	8,375	7,112

Included in the directors' remuneration were fees of HK$200,000 (2002: HK$200,000) paid to the independent non-executive directors during the year.

The remuneration of directors was within the following bands:

	Number of directors	
HK$	**2003**	2002
Nil to 1,000,000	**3**	3
1,500,001 – 2,000,000	**3**	3
2,000,001 – 2,500,000	**–**	1
3,000,001 – 3,500,000	**1**	–
	7	7

No director waived or agreed to waive any remuneration during the year.

Individuals with highest emoluments

Of the six (2002: six) individuals with the highest emoluments, four (2002: four) were directors whose emoluments are disclosed above. The aggregate of the emoluments in respect of the other two (2002: two) individuals were as follows:

	2003	2002
	HK$'000	*HK$'000*
Salaries, gratuities and other emoluments	**3,493**	3,486
Retirement benefit schemes contributions	**40**	5
Non-contractual payments for loss of office paid by a subsidiary	**356**	–
	3,889	3,491

	Number of individuals	
HK$	**2003**	2002
1,500,001 – 2,000,000	**1**	2
2,000,001 – 2,500,000	**1**	–
	2	2

7. TAXATION CREDIT

Hong Kong Profits Tax has not been provided as the Group incurred a loss for taxation purposes for the year.

The taxation credit recognised during the year represents deferred tax asset relating to the origination of temporary differences as analysed below:

	Group	
	2003	2002
	HK$'000	*HK$'000*
Types of temporary differences:		
Depreciation allowances	**467**	–
Tax losses	**(1,467)**	–
	(1,000)	–

Reconciliation of effective tax rate:

	Group	
	2003	2002
	%	*%*
Applicable tax rate	**(18)**	(18)
Non-deductible expenses	**15**	7
Unrecognised tax losses arising in current year	**27**	10
Utilisation of previously unrecognised tax losses	**(20)**	–
Recognition of previously unrecognised deferred tax assets	**5**	–
Sundries	**(4)**	1
Effective tax rate	**5**	–

The applicable tax rate is the average tax rates prevailing in the territories in which the Group operates.

8. NET LOSS ATTRIBUTABLE TO SHAREHOLDERS

The net loss attributable to shareholders includes a loss of the Company amounted to HK$17,051,000 (2002: HK$439,080,000) which has been dealt with in the financial statements of the Company.

9. LOSS PER SHARE

The calculation of basic loss per share for the year ended 31 December 2003 was based on the consolidated loss attributable to shareholders of HK$19,756,000 (2002: HK$186,274,000) and on the weighted average number of 470,894,200 (2002: 252,549,887) ordinary shares.

Diluted loss per share is not shown because the potential ordinary shares are anti-dilutive and would decrease the loss per share.

10. EBITDA

EBITDA represents earnings before interest expenses, taxation, depreciation, amortisation, provision for diminution in value of investment securities, unrealised holding loss on other investments and the Group's share of results of associates.

11. PROPERTY, PLANT AND EQUIPMENT

Group	Machinery and equipment *HK$'000*	Leasehold improvement *HK$'000*	Office equipment, furniture and fittings *HK$'000*	Total *HK$'000*
Cost				
As at 1 January 2003	247,859	733	23,964	272,556
Additions	5,335	31	673	6,039
Disposals	(39,069)	(25)	(6,069)	(45,163)
As at 31 December 2003	**214,125**	**739**	**18,568**	**233,432**
Accumulated depreciation				
As at 1 January 2003	68,161	186	13,479	81,826
Charge for the year	39,425	334	4,644	44,403
Disposals	(38,418)	(13)	(4,064)	(42,495)
As at 31 December 2003	**69,168**	**507**	**14,059**	**83,734**
Net book value				
As at 31 December 2003	**144,957**	**232**	**4,509**	**149,698**
As at 31 December 2002	179,698	547	10,485	190,730

The net book value of the Group's property, plant and equipment includes an amount of HK$699,000 (2002: HK$5,537,000) in respect of assets held under finance leases.

Company	Office equipment *HK$'000*
Cost	
As at 1 January 2003	1,932
Additions	65
As at 31 December 2003	**1,997**
Accumulated depreciation	
As at 1 January 2003	1,393
Charge for the year	390
As at 31 December 2003	**1,783**
Net book value	
As at 31 December 2003	**214**
As at 31 December 2002	539

12. INTERESTS IN SUBSIDIARIES

	Company 2003 HK$'000	Company 2002 HK$'000
Unlisted shares, at cost	**7,800**	7,855
Due from subsidiaries	**790,553**	901,509
Less: Provisions	**(631,233)**	(724,800)
	167,120	184,564

Details of the principal subsidiaries at the balance sheet date are as follows:

Name of subsidiary	Place of incorporation/ operation	Issued and fully paid up share capital	Percentage of share capital held by the Company		Principal activities
			Directly	*Indirectly*	
China Portal Limited	British Virgin Islands	US$1	–	100%	Investment holding and provision of marketing and consultancy services
Cyber Insurance Brokers Limited	Hong Kong	HK$5,000,000	–	70%	Insurance brokerage
Cyberman Limited	British Virgin Islands	US$1	–	100%	Asset holding
E-Force Global Limited	Hong Kong	HK$1,000	–	100%	Asset holding
E-Force Limited	Hong Kong	HK$2	–	100%	Provision of management and consultancy services
e-Kong Pillars Holdings Limited	British Virgin Islands	US$1	100%	–	Investment holding
e-Kong Pillars Limited	British Virgin Islands	US$1	–	100%	Investment holding
Global Zone Limited	British Virgin Islands	US$1	–	100%	Provision of corporate-related services

12. INTERESTS IN SUBSIDIARIES *(continued)*

Details of the principal subsidiaries at the balance sheet date are as follows:

Name of subsidiary	Place of incorporation/ operation	Issued and fully paid up share capital	Percentage of share capital held by the Company		Principal activities
			Directly	*Indirectly*	
speedinsure.com Limited	Hong Kong	HK$10,000	–	70%	Provision of sales and fulfillment solution
speedinsure Global Limited	British Virgin Islands	US$10,000	–	70%	Investment holding
Zone Asia Limited	Hong Kong	HK$2	–	100%	Investment holding
ZONE Channel Services Limited	Hong Kong	HK$2	–	100%	Provision of marketing and promotion services
ZONE Global Limited	British Virgin Islands	US$1	–	100%	Investment holding
ZONE Limited	Hong Kong	HK$2	–	100%	Provision of telecommunication services
ZONE Telecom, Inc.	United States of America	US$10	–	100%	Provision of telecommunication services
ZONE Telecom Pte Ltd	Singapore	S$100,000	–	100%	Provision of telecommunication services
ZONE USA, Inc.	United States of America	US$10	–	100%	Investment holding

The above summary includes those subsidiaries of the Company which, in the opinion of the Company's directors, principally affected the results or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

13. INVESTMENT SECURITIES

	Group	
	2003	2002
	HK$'000	*HK$'000*
At cost less provision:		
Equity securities, unlisted	**3,452**	3,452

14. TRADE AND OTHER RECEIVABLES

	Group		Company	
	2003	2002	**2003**	2002
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Trade receivables	**39,840**	44,976	**–**	–
Other receivables				
Deposits, prepayments and other debtors	**7,649**	6,932	**1,220**	2,168
	47,489	51,908	**1,220**	2,168

The Group's credit terms on credit sales mainly range from 30 days to 90 days. Included in trade and other receivables are trade debtors (net of provision for bad and doubtful debts) with the following ageing analysis.

	Group	
	2003	2002
	HK$'000	*HK$'000*
Current	**39,040**	43,402
1 to 3 months	**775**	432
More than 3 months but less than 12 months	**25**	1,142
	39,840	44,976

15. PLEDGED DEPOSITS

At the balance sheet date, the Group and the Company had pledged deposits amounting to HK$3,305,000 (2002: HK$7,740,000) and HK$2,110,000 (2002: HK$3,045,000) respectively to banks for guarantee made by the banks to certain telecommunication carriers for due payment by the Group.

16. TRADE AND OTHER PAYABLES

	Group		Company	
	2003	2002	**2003**	2002
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Trade payables	**24,218**	45,067	–	–
Other payables				
Accrued charges and other creditors	**34,383**	36,143	**2,066**	5,492
Due to subsidiaries	–	–	**1,254**	4,602
	58,601	81,210	**3,320**	10,094

Included in trade and other payables are trade creditors with the following ageing analysis.

	Group	
	2003	2002
	HK$'000	*HK$'000*
Current	**18,832**	25,300
1 to 3 months	**3,167**	7,877
More than 3 months but less than 12 months	**2,219**	11,890
	24,218	45,067

17. OBLIGATIONS UNDER FINANCE LEASES

The obligations under finance leases are repayable as follows:

	Group			
	Minimum lease payments		**Present value of minimum lease payments**	
	2003	2002	**2003**	2002
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Within one year	**326**	6,744	**289**	6,566
After one year but within two years	**326**	900	**312**	830
	652	7,644	**601**	7,396
Future finance charges	**(51)**	(248)	**–**	–
Present value of lease obligations	**601**	7,396	**601**	7,396

18. ISSUED CAPITAL

	2003		2002	
Authorised	**Number of shares**	**Amount** ***HK$'000***	Number of shares	Amount *HK$'000*
Preference shares				
As at 1 January and as at 31 December, at HK$1 each	**288,929,402**	**288,929**	288,929,402	288,929
Ordinary shares				
As at 1 January, at HK$0.01 (2002: HK$0.02) each	**12,000,000,000**	**120,000**	6,000,000,000	120,000
Subdivision of ordinary shares	**–**	**–**	6,000,000,000	–
As at 31 December, at HK$0.01 each	**12,000,000,000**	**120,000**	12,000,000,000	120,000
		408,929		408,929

18. ISSUED CAPITAL *(continued)*

	2003		2002	
Issued and fully paid	**Number of shares**	**Amount** *HK$'000*	Number of shares	Amount *HK$'000*
Preference shares				
As at 1 January, at HK$1 each	–	–	9,680,000	9,680
Converted to ordinary shares	–	–	(9,680,000)	(9,680)
As at 31 December, at HK$1 each	–	–	–	–
Ordinary shares				
As at 1 January, at HK$0.01 (2002: HK$0.02) each	**470,894,200**	**4,709**	4,699,262,008	93,985
Converted from preference shares	–	–	9,680,000	194
Reduction of nominal value from HK$0.02 each to HK$0.0005 each	–	–	–	(91,824)
Consolidation of shares	–	–	(4,473,494,908)	–
Issue of ordinary shares	–	–	235,447,100	2,354
As at 31 December, at HK$0.01 each	**470,894,200**	**4,709**	470,894,200	4,709
Total		**4,709**		4,709

19. SHARE OPTIONS

Company

Pursuant to the employee share option scheme of the Company (the "Old Share Option Scheme") adopted in a special general meeting held on 25 October 1999, the directors of the Company might, at their discretion, invite eligible employees of the Group, including executive directors of the Company, to take up options to subscribe for shares in the Company under the terms and conditions stipulated therein. The Old Share Option Scheme was subsequently terminated by the Company in a special general meeting held on 28 June 2002 but the share options granted but not yet exercised thereunder would remain effective and are bound by terms therein.

On 28 June 2002, the Company adopted a new share option scheme (the "New Share Option Scheme") to comply with the new requirements of Chapter 17 of the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules"). Under the New Share Option Scheme, the directors of the Company might at its discretion grant share options to (i) any director, employee, consultant, customer, supplier, business introduction agent, or legal, financial or marketing adviser of or contractor to any company in the Group or any affiliate; and/or (ii) any discretionary trust the discretionary objects of which include any of the foregoing, under the terms and conditions stipulated therein. No share options have ever been granted by the Company under the New Share Option Scheme since adoption.

19. SHARE OPTIONS *(continued)*

Subsidiaries of the Company

On 28 June 2002, the Company adopted a set of rules and procedures for share option schemes for its subsidiaries (the "Scheme Rules and Procedures") to comply with the new requirements of Chapter 17 of the Listing Rules. Pursuant to the Scheme Rules and Procedures, the subsidiaries might adopt their respective share options schemes in terms and conditions of the Scheme Rules and Procedures, under which the board of directors of each of the relevant subsidiaries might at its discretion grant their respective share options to (i) any director, employee, consultant, customer, supplier, business introduction agent, or legal, financial or marketing adviser of or contractor to the subsidiaries and their subsidiaries, any of their holding companies or any affiliate; and/or (ii) any discretionary trust the discretionary objects of which include any of the foregoing. No subsidiaries have ever adopted any share option schemes pursuant to the terms and conditions of the Scheme Rules and Procedures since adoption.

Summary of principal terms

A summary of principal terms of the New Share Option Scheme and Scheme Rules and Procedures is as follows:

(i) *Purpose*

The scheme is designed to enable the board to grant share options to eligible participants as (i) incentives and/or rewards in recognition or acknowledgement of the contributions that eligible participants have made and will make to the Group; and (ii) motivation to high calibre employees for high levels of performance in order to enhance long-term shareholder value.

(ii) *Maximum number of shares*

The total number of shares in respect of which share options may be granted (together with share options exercised and then outstanding) under the scheme and to be granted under any other share option schemes, shall not in aggregate exceed such number of shares representing 10% of the shares in issue as at the date of approval of the scheme unless shareholders' approval has been obtained pursuant to the scheme. As at 2 April 2004, 13,841,611 shares of the Company, representing about 2.9% of the issued share capital of the Company as at the date hereof, are available for issue under the New Share Option Scheme.

The maximum number of shares issued and which may fall to be issued upon the exercise of the share options granted under the scheme and any other share option schemes (including both exercised and outstanding share options) to each eligible participant shall not exceed 1% of the shares in issue for the time being in any 12 month period up to and including the date of grant.

(iii) *Exercise period and payment on acceptance of share options*

A share option may be exercised in accordance with the terms of the scheme at any time during a period to be determined and notified by the directors to each grantee, subject to a maximum period of 10 years from the date of grant.

A share option shall be deemed to have been granted and accepted and to have taken effect when the duplicate letter comprising acceptance of the offer of the grant of a share option duly signed by the grantee (for the New Share Option Scheme) or the acceptance of the offer of the grant of a share option duly acknowledged by the grantee in such form as the board may from time to time determine (for the Scheme Rules and Procedures) together with a remittance in favour of the Company of HK$1.00 (or its US$ equivalent) in consideration of the grant thereof is received by the Company on a business day not later than 28 days from the offer date.

19. SHARE OPTIONS *(continued)*

(iv) *Basis of determining the subscription price*

New Share Option Scheme

Subject to the terms of the scheme and the provisions of the Listing Rules, the subscription price in respect of any share option shall be at least the higher of (i) the closing price of the shares as stated in the Stock Exchange's daily quotations sheets on the date of grant; and (ii) the average closing price of the shares as stated in the Stock Exchange's daily quotations sheets over the 5 business days immediately preceding the date of grant; and (iii) the nominal value of a share.

Scheme Rules and Procedures

Subject to the terms of the scheme and the provisions of the Listing Rules, the subscription price in respect of any share option shall not be less than the par value of a share provided that if the share option is intended to qualify as an incentive stock option under the tax laws of the United States, the subscription price thereof shall not be less than the fair market value of a share as detailed therein.

(v) *Remaining life of the scheme*

The scheme will be valid and effective, at the discretion of the board of directors, subject to a maximum period of 10 years from the date of adoption of the scheme.

Share option movements

During the year, no share options were held by the directors, chief executive or substantial shareholders of the Company, or suppliers of goods or services or other participants other than eligible employees under the Old Share Option Scheme.

Details of the share options granted to eligible employees under the Old Share Option Scheme and remained outstanding as at 31 December 2003 were as follows:

			Number of share options		
Date of grant	**Exercisable period**	**Exercise price** *HK$*	**As at 1 January 2003**	**Lapsed during the year**	**As at 31 December 2003**
25.10.1999	25.10.2000 – 24.10.2009	1.40	1,365,000	(300,000)	1,065,000
16.11.1999	16.11.2000 – 24.10.2009	1.60	7,500	–	7,500
23.12.1999	23.12.2000 – 24.10.2009	2.00	370,000	–	370,000
03.01.2000	03.01.2001 – 24.10.2009	2.30	300,000	–	300,000
24.01.2000	21.02.2000 – 24.10.2009	2.30	600,000	(150,000)	450,000
25.01.2000	01.03.2000 – 24.10.2009	2.30	200,000	(50,000)	150,000
03.03.2000	03.04.2000 – 24.10.2009	7.60	1,520,000	(380,000)	1,140,000
03.03.2000	03.03.2001 – 24.10.2009	7.60	315,000	(300,000)	15,000
28.04.2000	28.04.2001 – 24.10.2009	3.30	491,500	(15,000)	476,500
09.08.2000	09.08.2001 – 24.10.2009	2.30	55,000	(25,000)	30,000
25.10.2000	25.10.2001 – 24.10.2009	1.20	40,000	(10,000)	30,000
16.05.2001	16.05.2001 – 01.04.2003	0.80	20,000	(20,000)	–
Total			5,284,000	(1,250,000)	4,034,000

20. RESERVES

Group	Share premium HK$'000	Exchange reserve HK$'000	Capital redemption reserve HK$'000	Contributed surplus HK$'000	Accumulated losses HK$'000	Total HK$'000
As at 1 January 2002	1,187,241	(7)	6	–	(933,595)	253,645
Shares issued at premium upon preference shares conversion	9,486	–	–	–	–	9,486
Reduction of nominal value of shares from HK$0.02 each to HK$0.0005 each	–	–	91,824	–	–	91,824
Capital reorganisation	(1,196,239)	–	(91,824)	607,462	680,601	–
Shares issued at premium on rights issue	25,899	–	–	–	–	25,899
Share issuance expenses	(2,926)	–	–	–	–	(2,926)
Exchange difference on translation of foreign subsidiaries	–	7	–	–	–	7
Net loss attributable to shareholders	–	–	–	–	(186,274)	(186,274)
As at 31 December 2002	23,461	–	6	607,462	(439,268)	191,661
Net loss attributable to shareholders	–	–	–	–	(19,756)	(19,756)
As at 31 December 2003	**23,461**	**–**	**6**	**607,462**	**(459,024)**	**171,905**
Company						
As at 1 January 2002	1,187,241	–	6	–	(680,601)	506,646
Shares issued at premium upon preference share conversion	9,486	–	–	–	–	9,486
Reduction of nominal value of shares from HK$0.02 each to HK$0.0005 each	–	–	91,824	–	–	91,824
Capital reorganisation	(1,196,239)	–	(91,824)	607,462	680,601	–
Shares issued at premium on rights issue	25,899	–	–	–	–	25,899
Share issuance expenses	(2,926)	–	–	–	–	(2,926)
Net loss attributable to shareholders	–	–	–	–	(439,080)	(439,080)
As at 31 December 2002	23,461	–	6	607,462	(439,080)	191,849
Net loss attributable to shareholders	–	–	–	–	(17,051)	(17,051)
As at 31 December 2003	**23,461**	**–**	**6**	**607,462**	**(456,131)**	**174,798**

20. RESERVES *(continued)*

Contributed surplus represents the amounts transferred from share premium account as a result of the capital reorganisation underwent by the Company in November 2002. Under the Company Act 1981 of Bermuda (as amended), contributed surplus is distributable to shareholders, subject to the condition that the Company cannot declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that:

(i) the Company is, or would after the payment be, unable to pay its liabilities as they become due; or

(ii) the realisable value of the Company's assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

As at 31 December 2003, the Company had the following reserves available for distribution to shareholders:

	2003 *HK$'000*	2002 *HK$'000*
Contributed surplus	**607,462**	607,462
Accumulated losses	**(456,131)**	(439,080)
	151,331	168,382

21. CASH GENERATED FROM / (USED IN) OPERATIONS

	2003 *HK$'000*	2002 *HK$'000*
Loss before taxation	**(20,756)**	(186,274)
Interest income	**(107)**	(313)
Interest on obligations under finance leases	**157**	1,080
Depreciation	**44,403**	46,922
(Gain) / Loss on disposal of property, plant and equipment	**(2)**	1,630
Impairment loss on property, plant and equipment	**–**	210
Gain on disposal of subsidiaries	**(1,245)**	–
Unrealised holding loss on other investments	**–**	3,117
Provision for diminution in value of investment securities	**–**	27,982
(Gain) / Loss on disposal of other investments	**(13)**	13,865
Share of results of associates	**–**	(1,911)
Bad debts written off	**3,901**	6,266
Provision for doubtful debts	**269**	1,238
Waiver of amount due from associates	**–**	6,764
Changes in working capital:		
Trade and other receivables	**(1,117)**	(5,182)
Trade and other payables	**(20,572)**	(17,346)
Effect of exchange rate changes	**–**	7
Cash generated from / (used in) operations	**4,918**	(101,945)

22. DISPOSAL OF SUBSIDIARIES

	2003	2002
	HK$'000	*HK$'000*
Net assets disposed of:		
Property, plant and equipment	**1,505**	–
Trade and other receivables	**1,366**	–
Cash and bank balances	**306**	–
Trade and other payables	**(2,037)**	–
	1,140	–
Cost incurred	**15**	–
Gain on disposal of subsidiaries	**1,245**	–
Total consideration	**2,400**	–

Analysis of inflow of cash and cash equivalents in respect of disposal of subsidiaries:

	2003	2002
	HK$'000	*HK$'000*
Cash consideration	**2,400**	–
Cash and cash equivalents disposed of	**(306)**	–
Cost incurred	**(15)**	–
Net inflow of cash and cash equivalents	**2,079**	–

23. COMMITMENTS UNDER OPERATING LEASES

At the balance sheet date, total outstanding commitments in respect of land and buildings under non-cancellable operating leases are payable as follows:

	Group		**Company**	
	2003	2002	**2003**	2002
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Within one year	**8,548**	6,925	**833**	–
In the second to fifth years inclusive	**6,243**	3,717	**740**	–
	14,791	10,642	**1,573**	–

24. DEFERRED TAX ASSETS

Recognised deferred tax assets / (liabilities):

	Group	
	2003	2002
	HK$'000	*HK$'000*
Depreciation allowances	**(467)**	–
Tax losses	**1,467**	–
Net tax assets	**1,000**	–

The Group has suffered losses in prior periods and a deferred tax asset arising from the unused tax losses of HK$1,000,000 in excess of the profits arising from the reversal of existing taxable temporary differences, has been recognised during the year, as it is probable that the Group will have taxable profit in the coming financial year.

Unrecognised deferred tax:

	Group	
	2003	2002
	HK$'000	*HK$'000*
Tax losses	**125,215**	129,528
Tax credits	**2,157**	1,622
Others	**9**	7
As at 31 December	**127,381**	131,157

Both the tax losses and tax credits have no expiry dates under current tax legislation. Deferred tax assets have not been recognised in respect of these items due to uncertainty of their recoverability.

25. SEGMENTAL INFORMATION

The analysis of the business and geographical segments of operations of the Group during the year are as follows:

(a) **By business segments**

Year ended 31 December 2003

	Telecommunication services HK$'000	Others HK$'000	Consolidated HK$'000
Turnover			
External sales	398,128	4,415	402,543
Result			
Loss from operations	(4,790)	(1,776)	(6,566)
Finance costs			(157)
Gain on disposal of discontinued operation			532
Other operating income and expenses			(14,565)
Loss from ordinary activities			(20,756)
Taxation credit			1,000
Net loss attributable to shareholders			(19,756)
Other information			
Capital expenditure	5,974	2	
Depreciation	42,538	1,477	
Significant non-cash expenses (other than depreciation)	4,173	–	

	Telecommunication services HK$'000	Others HK$'000	Consolidated HK$'000
Assets			
Segment assets	215,849	547	216,396
Unallocated assets			19,420
			235,816
Liabilities			
Segment liabilities	56,782	354	57,136
Unallocated liabilities			2,066
			59,202

25. SEGMENTAL INFORMATION *(continued)*

Year ended 31 December 2002

	Telecommunication services *HK$'000*	Others *HK$'000*	Consolidated *HK$'000*
Turnover			
External sales	298,543	18,203	316,746
Results			
Loss from operations	(103,493)	(21,359)	(124,852)
Finance costs			(1,080)
Other operating income and expenses			(31,154)
Provision for diminution in value of investment securities			(27,982)
Unrealised holding loss on other investments			(3,117)
Share of results of associates			1,911
Net loss attributable to shareholders			(186,274)
Other information			
Capital expenditure	24,652	125	
Depreciation	43,039	3,322	
Significant non-cash expenses (other than depreciation)	7,804	898	

	Telecommunication services *HK$'000*	Others *HK$'000*	Elimination *HK$'000*	Consolidated *HK$'000*
Assets				
Segment assets	254,432	6,560	(77)	260,915
Unallocated assets				24,061
				284,976
Liabilities				
Segment liabilities	79,562	4,570	(77)	84,055
Unallocated liabilities				4,551
				88,606

25. SEGMENTAL INFORMATION *(continued)*

(b) By geographical segments

In presenting information on the basis of geographical segment, revenue is based on the geographical location of customers. Segment assets and capital expenditure are based on the geographical location of the assets. The corporate and other segment includes general corporate income and expense items and unallocated items.

Year ended 31 December 2003

	North America *HK$'000*	Asia Pacific *HK$'000*	Consolidated *HK$'000*
Turnover			
External sales	264,997	137,546	402,543
Results			
Profit/(Loss) from operations	(6,992)	426	(6,566)
Finance costs			(157)
Gain on disposal of discontinued operation			532
Other operating income and expenses			(14,565)
Loss from ordinary activities			(20,756)
Taxation credit			1,000
Net loss attributable to shareholders			(19,756)
Other information			
Segment assets	181,356	35,040	216,396
Unallocated assets			19,420
			235,816
Capital expenditure	2,869	3,107	

25. SEGMENTAL INFORMATION *(continued)*

Year ended 31 December 2002

	North America *HK$'000*	Asia Pacific *HK$'000*	Consolidated *HK$'000*
Turnover			
External sales	177,464	139,282	316,746
Result			
Loss from operations	(81,747)	(43,105)	(124,852)
Finance costs			(1,080)
Other operating income and expenses			(31,154)
Provision for diminution in value of investment securities			(27,982)
Unrealised holding loss on other investments			(3,117)
Share of results of associates			1,911
Net loss attributable to shareholders			(186,274)
Other information			
Segment assets	215,412	45,503	260,915
Unallocated assets			24,061
			284,976
Capital expenditure	22,520	2,257	

26. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year's presentation.

Summary of Results, Assets and Liabilities of the Group

	Results of the Group for the five years ended 31 December				
	2003	2002	2001	2000	1999
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	**402,543**	316,746	263,896	100,125	45,245
(Loss) / Profit from operations	**(20,756)**	(188,185)	(681,273)	5,105	(75,170)
Share of results of associates	**–**	1,911	(752)	(1,110)	–
(Loss) / Profit before taxation	**(20,756)**	(186,274)	(682,025)	3,995	(75,170)
Taxation credit / (charge)	**1,000**	–	–	(739)	(739)
(Loss) / Profit from ordinary activities after taxation	**(19,756)**	(186,274)	(682,025)	3,256	(75,909)
Minority interests	**–**	–	710	(1,954)	(2,499)
Net (loss) / profit attributable to shareholders	**(19,756)**	(186,274)	(681,315)	1,302	(78,408)
(Loss) / Earnings per share					
Basic	**(HK$0.04)**	(HK$0.74)	(HK$6.75)	HK$0.015	(HK$1.92)
Diluted	**N/A**	N/A	N/A	HK$0.013	N/A

As a result of share consolidation and rights issue in 2002, figures for the years from 1999 to 2001 have been adjusted for comparison purposes.

	Assets and liabilities of the Group as at 31 December				
	2003	2002	2001	2000	1999
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Non-current assets	**154,150**	194,182	251,700	448,483	16,295
Current assets	**81,666**	90,794	220,423	491,491	115,752
Total assets	**235,816**	284,976	472,123	939,974	132,047
Less:					
Non-current liabilities	**312**	830	4,885	–	–
Current liabilities	**58,890**	87,776	109,928	98,239	14,346
Total liabilities	**59,202**	88,606	114,813	98,239	14,346
	176,614	196,370	357,310	841,735	117,701
Less:					
Minority interests	**–**	–	–	119	12,441
Net assets	**176,614**	196,370	357,310	841,616	105,260

The Group's consolidated financial statements are prepared in accordance with the accounting principles generally accepted in Hong Kong ("HK GAAP"), which differ in certain significant respects from those in the United States ("US GAAP"). The significant differences between HK GAAP and US GAAP relate principally to the following items:

(i) Compensation cost for share options

Under HK GAAP, no compensation cost is required to be recognised in respect of the grant of share options to employees. Proceeds from issue of shares upon the exercise of share options are credited to share capital and share premium accounts respectively and there is no effect on the results of the Company in connection with any share option schemes.

Under US GAAP, compensation cost for share options is recognised at its intrinsic value (i.e. the excess, if any, of the quoted market price of the shares over the exercise price) at the date of grant and amortised over the vesting period. If an employee forfeits the share options solely because of termination of employment, any compensation cost previously recognised would be reversed in the period of termination. As explained in Note 19 to the financial statements, all the outstanding share options as of the balance sheet date were granted under the Old Share Option Scheme. As the Old Share Option Scheme is principally designed to serve as recognition or acknowledgement of the contributions that eligible employees have made to the Group, no amortisation of the stock compensation cost over the vesting period has been made.

Accordingly, stock compensation cost of HK$9,884,000 was charged to the accumulated losses and credited to the additional paid-in capital as of 1 January 2002, and HK$1,546,000 was reversed during the year ended 31 December 2003 upon the termination of certain participants in the Old Share Options Scheme.

(ii) Investment in marketable equity securities

Under HK GAAP, investments in marketable equity securities are classified as either investment securities or other investments. Investment securities are included in the balance sheet at cost and subject to impairment review at each reporting date to reflect any diminution in their value, which is expected to be other than temporary. Loss is recognised in the income statement in the period in which the other-than-temporary decline occurs. Other investments are carried at fair value in the balance sheet and any unrealised holding gains or losses are included in the income statement.

As both the investment securities and other investments held by the Group as of 31 December 2002 and 2003 represent securities which are not marketable and do not have readily determinable fair values, they are classified as other investments and are stated at cost less impairment in value other than temporary under US GAAP.

Management considers that the unrealised holding losses on other investments of HK$3,117,000, which have been charged to the income statement during the year ended 31 December 2002, approximate the impairment in value which would have been provided under US GAAP. Therefore no adjustment is considered necessary in this respect.

The adjustments considered necessary to restate loss attributable to shareholders and shareholders' equity in accordance with US GAAP are shown in the tables set out below.

	Year ended December 31,		
	2003	**2003**	2002
	US$'000	***HK$'000***	*HK$'000*
Reconciliation of net loss attributable to shareholders			
Net loss attributable to shareholders as reported under HK GAAP	**(2,533)**	**(19,756)**	(186,274)
US GAAP adjustment:			
Write-back of stock compensation cost previously recognised under US GAAP	**198**	**1,546**	–
Net loss attributable to shareholders under US GAAP	**(2,335)**	**(18,210)**	(186,274)
Net loss attributable to shareholders under US GAAP			
Continuing operations	**(2,335)**	**(18,210)**	(174,704)
Discontinued operations	**–**	**–**	(11,570)
	(2,335)	**(18,210)**	(186,274)
Loss per share under US GAAP			
Basic:			
Continuing operations	**(US$0.005)**	**(HK$0.04)**	(HK$0.69)
Discontinued operations	**–**	**–**	(HK$0.05)
Reconciliation of shareholders' equity			
Shareholders' equity as reported under HK GAAP	**22,643**	**176,614**	196,370
US GAAP adjustments:			
Stock compensation cost	**(1,069)**	**(8,338)**	(9,884)
Additional paid-in capital in respect of compensation cost for share options	**1,069**	**8,338**	9,884
Shareholders' equity under US GAAP	**22,643**	**176,614**	196,370

Annual General Meeting

The 2004 Annual General Meeting will be held at 3805 Tower II, Lippo Centre, 89 Queensway, Hong Kong on Tuesday, 18 May 2004 at 10:00 a.m. A notice of the Annual General Meeting is printed on the Circular to the shareholders of the Company ("Shareholders") dated 20 April 2004 and despatched to the Shareholders and other recipients together with this 2003 Annual Report.

Shareholder Enquiries

Any enquries relating to your shareholding, for example transfers of shares, change of name or address, lost share certificates should be sent to the Registrars:

Share Registrar in Bermuda	Butterfield Fund Services (Bermuda) Limited Rosebank Centre 11 Bermudiana Road Pembroke Bermuda
Branch Share Registrar in Hong Kong	Secretaries Limited G/F Bank of East Asia Harbour View Centre 56 Gloucester Road Wanchai Hong Kong

Any enquiries relating to your holding of the Company's ADR should be sent to the Depositary, The Bank of New York, American Depositary Receipts, 101 Barclay Street, 22nd Floor, New York, NY 10286, USA.

Investor Relations

Enquiries may be directed to:
Investor Relations Team
e-Kong Group Limited
3805 Tower II, Lippo Centre
89 Queensway
Hong Kong

Telephone:	+852 2296 9700
Facsimile:	+852 3101 0194
Email:	ir@e-kong.net

American Depositary Receipt Programme

In May 2003 the Company launched its Level 1 American Depositary Receipt (ADR) Programme, whereby the Company's shares are now able to be priced and quoted in US Dollars and traded as American securities under the ticker symbol "EKONY" in the United States.

For further information, please contact the Depositary, The Bank of New York at 101 Barclay Street, 22nd Floor, New York, NY 10286, USA or through its website www.adrbny.com or toll-free number 1-888-BNY-ADRS.

Corporate Communications

On 15 September 2003, the Company sent a letter to the Shareholders to enable them to select, among others, to receive all future corporate communications of the Company in either the English language or the Chinese language or both languages. This 2003 Annual Report, in either the English language or the Chinese language or both languages, is being delivered to each Shareholder in accordance with his/her selection made or, if no selection has been made by the Shareholder, the arrangement as set forth in the said letter.

Shareholders may also obtain this 2003 Annual Report in the language other than that he/she has received upon request to the Company's Branch Share Registrar in Hong Kong, Secretaries Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong. For further enquiries, please contact Secretaries Limited, the Company's Branch Share Registrar in Hong Kong, at telephone no. 2980 1766 or facsimile no. 2861 1465.

股東亦可向股份過戶登記處香港分處秘書商業服務有限公司(地址為香港灣仔告士打道56號東亞銀行港灣中心地下)索取本二零零三年年報之另一語言文本。如欲查詢更多資料,請聯絡本公司之股份過戶登記處香港分處秘書商業服務有限公司,電話號碼2980 1766或傳真號碼2861 1465。

This 2003 Annual Report, in both the English and Chinese languages and in accessible format has been made available on the Company's website and a soft copy thereof has been submitted to the Stock Exchange.

Electronic Communications

Shareholders may at any time choose to receive corporate communications in printed form or electronically.

To select to receive corporate communications of the Company in the English language or the Chinese language or both languages, or to receive electronic communications, or to revoke or amend an instruction previously made, Shareholders may complete, sign and return to Secretaries Limited, the Company's Branch Share Registrar in Hong Kong, at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong a prescribed instruction form, a soft copy of which is available on the Company's website.